April 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jimmy McNamara

Re:	Rein Therapeutics, Inc.
Registration Statement on Form S-1
CIK 0001420565

Acceleration Request
	Requested Date:	Thursday, April 30, 2026
	Requested Time:	5:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Rein Therapeutics, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 publicly filed with the Commission on April 28, 2026 (the “Registration Statement”) to become effective on April 30, 2026, at 5:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Daniel Donahue of Greenberg Traurig, LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Donahue at (949) 732-6557.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rein Therapeutics, Inc.

By:	/s/ Brian Windsor
Brian Windsor, Ph.D.,
President and Chief Executive Officer

cc:	Daniel Donahue, Greenberg Traurig, LLP